FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results 2010

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Pro forma results
Pro forma results have been prepared to include only those business units of ABN AMRO that have been retained by RBS and to reclassify certain non-operating items. The business and strategic update, divisional performance and discussion of risk and capital management in this announcement focus on the pro forma results. The basis of preparation of the pro forma results is detailed on page 74.

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is now 98% owned by RBS and is fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets. In future years, there will be no significant differences between pro forma and statutory results in respect of ABN AMRO.

Results summary - pro forma

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Core
Total income (1)	7,121	7,029	7,162	29,629	31,868
Operating expenses (2)	(3,583)	(3,517)	(3,788)	(14,385)	(14,954)
Insurance net claims	(937)	(998)	(1,173)	(4,046)	(3,769)
Operating profit before impairment losses and fair value of own debt (3)	2,601	2,514	2,201	11,198	13,145
Impairment losses	(930)	(782)	(1,288)	(3,780)	(4,678)
Operating profit before fair value of own debt	1,671	1,732	913	7,418	8,467
Fair value of own debt	582	(858)	270	174	(142)
Operating profit (3)	2,253	874	1,183	7,592	8,325

Non-Core
Total income (1)	338	888	108	3,033	(2,301)
Operating expenses (2)	(498)	(579)	(685)	(2,325)	(2,447)
Insurance net claims	(245)	(144)	(148)	(737)	(588)
Operating (loss)/profit before impairment losses (3)	(405)	165	(725)	(29)	(5,336)
Impairment losses	(1,211)	(1,171)	(1,811)	(5,476)	(9,221)
Operating loss (3)	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

Total
Total income (1)	7,459	7,917	7,270	32,662	29,567
Operating expenses (2)	(4,081)	(4,096)	(4,473)	(16,710)	(17,401)
Insurance net claims	(1,182)	(1,142)	(1,321)	(4,783)	(4,357)
Operating profit before impairment losses and fair value of own debt (3)	2,196	2,679	1,476	11,169	7,809
Impairment losses	(2,141)	(1,953)	(3,099)	(9,256)	(13,899)
Operating profit/(loss) before fair value of own debt	55	726	(1,623)	1,913	(6,090)
Fair value of own debt	582	(858)	270	174	(142)
Operating profit/(loss) (3)	637	(132)	(1,353)	2,087	(6,232)
Integration and restructuring costs	(299)	(311)	(228)	(1,032)	(1,286)
Gain on redemption of own debt	-	-	-	553	3,790
Asset Protection Scheme credit default swap - fair value changes	(725)	(825)	-	(1,550)	-
Other non-operating items	391	(111)	1,715	(297)	1,800
Profit/(loss) before tax (4)	4	(1,379)	134	(239)	(1,928)

Memo: Profit/(loss) before tax, pre APS	729	(554)	134	1,311	(1,928)

For definitions of the notes refer to page 7.

Results summary - pro forma

	Quarter ended			Year ended
Key metrics	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Core
- Net interest margin	2.27%	2.30%	2.06%	2.23%	2.12%
- Cost:income ratio (5)	58%	58%	63%	56%	53%
- Return on equity	12.1%	12.6%	6.2%	13.3%	13.5%
- Adjusted earnings/(loss) per ordinary and B share from continuing operations	1.3p	(0.2p)	2.2p	2.7p	11.7p
- Adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 28%	1.5p	0.6p	1.2p	5.0p	9.5p
Non-Core
- Net interest margin	1.10%	1.05%	1.17%	1.16%	0.69%
- Cost:income ratio (5)	535%	78%	(1,713%)	101%	(85%)
Group
- Net interest margin	2.04%	2.05%	1.83%	2.01%	1.76%
- Cost:income ratio (5)	65%	60%	75%	60%	69%
Continuing operations
Basic (loss)/earnings per ordinary and B share (6)	-	(1.1p)	(1.2p)	(0.5p)	(6.3p)

For definitions of the notes refer to page 7.

Results summary - pro forma

	31 December 2010	30 September 2010	Change	31 December 2009	Change

Capital and balance sheet
Total assets	£1,453bn	£1,629bn	(11%)	£1,522bn	(5%)
Funded balance sheet (7)	£1,026bn	£1,080bn	(5%)	£1,084bn	(5%)
Loan:deposit ratio (Core - net of provisions)	96%	101%	(500bp)	104%	(800bp)
Loan:deposit ratio (Group - net of provisions)	117%	126%	(900bp)	135%	(1,800bp)
Risk-weighted assets - gross	£568bn	£592bn	(4%)	£566bn	-
Benefit of Asset Protection Scheme (APS)	(£106bn)	(£117bn)	(9%)	(£128bn)	(17%)
Risk-weighted assets - net of APS	£462bn	£475bn	(3%)	£438bn	5%
Total equity	£76bn	£77bn	(1%)	£80bn	(5%)
Core Tier 1 ratio*	10.7%	10.2%	50bp	11.0%	(30bp)
Tier 1 ratio	12.9%	12.5%	40bp	14.4%	(150bp)
Risk elements in lending (REIL)	£39bn	£38bn	3%	£35bn	11%
REIL as a % of gross loans and advances (8)	7.3%	7.0%	30bp	6.1%	120bp
Provision balance as % of REIL and potential problem loans (PPL)	46%	46%	-	42%	400bp
Tier 1 leverage ratio (9)	16.9x	18.0x	(6%)	17.0x	(1%)
Tangible equity leverage ratio (10)	5.5%	5.3%	20bp	5.2%	30bp
Net tangible equity per ordinary and B share	51.1p	51.8p	(1%)	51.3p	-

* Benefit of APS in Core Tier 1 ratio is 1.2% at 31 December 2010 (30 September 2010 - 1.2%; 31 December 2009 - 1.6%).

Notes:
(1)	Excluding fair value of own debt, gain on redemption of own debt, strategic disposals and Asset Protection Scheme credit default swap - fair value changes.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, gains on pensions curtailment and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Adjusted (loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 81.
(7)	Funded balance sheet represents total assets less derivatives.
(8)	Gross loans and advances to customers excluding reverse repurchase agreements (reverse repos).
(9)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).

Results summary - statutory

Highlights

•	Income of £7,822 million for Q4 2010 and £31,868 million for full year 2010.

•	Operating loss before tax of £8 million for Q4 2010 and £399 million for full year 2010.

•	Core Tier 1 ratio 10.7%.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009*	31 December 2010	31 December 2009*
	£m	£m	£m	£m	£m

Continuing operations
Total income	7,822	6,086	7,199	31,868	33,026
Operating expenses	(4,507)	(4,551)	(2,867)	(18,228)	(17,417)
Operating profit before impairment losses	2,133	393	3,011	8,857	11,252
Impairment losses	(2,141)	(1,953)	(3,099)	(9,256)	(13,899)
Operating loss before tax	(8)	(1,560)	(88)	(399)	(2,647)
Profit/(loss) attributable to ordinary and B shareholders	12	(1,146)	(765)	(1,125)	(3,607)

* Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

For an explanation of the statutory presentation refer to page 4.

A reconciliation between statutory and pro forma results is shown in Appendix 1 to this announcement.
Summary consolidated income statement
for the quarter and year ended 31 December 2010 - pro forma

In the income statement set out below, fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets are shown separately. In the statutory condensed consolidated income statement on page 143, these items are included in income and operating expenses as appropriate.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Core

Net interest income	3,220	3,050	2,935	12,517	12,319

Non-interest income (excluding insurance net premium income)	2,810	2,870	3,090	12,686	15,067
Insurance net premium income	1,091	1,109	1,137	4,426	4,482

Non-interest income	3,901	3,979	4,227	17,112	19,549

Total income (1)	7,121	7,029	7,162	29,629	31,868
Operating expenses (2)	(3,583)	(3,517)	(3,788)	(14,385)	(14,954)

Profit before other operating charges	3,538	3,512	3,374	15,244	16,914
Insurance net claims	(937)	(998)	(1,173)	(4,046)	(3,769)

Operating profit before impairment losses (3)	2,601	2,514	2,201	11,198	13,145
Impairment losses	(930)	(782)	(1,288)	(3,780)	(4,678)

Operating profit before fair value of own debt (3)	1,671	1,732	913	7,418	8,467
Fair value of own debt	582	(858)	270	174	(142)

Operating profit (3)	2,253	874	1,183	7,592	8,325

Non-Core

Net interest income	358	354	511	1,683	1,248

Non-interest income (excluding insurance net premium income)	(201)	354	(574)	648	(4,333)
Insurance net premium income	181	180	171	702	784

Non-interest income	(20)	534	(403)	1,350	(3,549)

Total income (1)	338	888	108	3,033	(2,301)
Operating expenses (2)	(498)	(579)	(685)	(2,325)	(2,447)

(Loss)/profit before other operating charges	(160)	309	(577)	708	(4,748)
Insurance net claims	(245)	(144)	(148)	(737)	(588)

Operating (loss)/profit before impairment losses (3)	(405)	165	(725)	(29)	(5,336)
Impairment losses	(1,211)	(1,171)	(1,811)	(5,476)	(9,221)

Operating loss (3)	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

For definitions of the notes refer to page 7.
Summary consolidated income statement
for the quarter and year ended 31 December 2010 - pro forma (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Total	£m	£m	£m	£m	£m

Net interest income	3,578	3,404	3,446	14,200	13,567

Non-interest income (excluding insurance net premium income)	2,609	3,224	2,516	13,334	10,734
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Non-interest income	3,881	4,513	3,824	18,462	16,000

Total income (1)	7,459	7,917	7,270	32,662	29,567
Operating expenses (2)	(4,081)	(4,096)	(4,473)	(16,710)	(17,401)

Profit before other operating charges	3,378	3,821	2,797	15,952	12,166
Insurance net claims	(1,182)	(1,142)	(1,321)	(4,783)	(4,357)

Operating profit before impairment losses (3)	2,196	2,679	1,476	11,169	7,809
Impairment losses	(2,141)	(1,953)	(3,099)	(9,256)	(13,899)

Operating profit/(loss) before fair value of own debt (3)	55	726	(1,623)	1,913	(6,090)
Fair value of own debt	582	(858)	270	174	(142)

Operating profit/(loss) (3)	637	(132)	(1,353)	2,087	(6,232)
Amortisation of purchased intangible assets	(96)	(123)	(59)	(369)	(272)
Integration and restructuring costs	(299)	(311)	(228)	(1,032)	(1,286)
Gain on redemption of own debt	-	-	-	553	3,790
Strategic disposals	502	27	(166)	171	132
Bonus tax	(15)	(15)	(208)	(99)	(208)
Asset Protection Scheme credit default swap - fair value changes	(725)	(825)	-	(1,550)	-
Gains on pensions curtailment	-	-	2,148	-	2,148

Profit/(loss) before tax (4)	4	(1,379)	134	(239)	(1,928)
Tax credit/(charge)	7	261	(649)	(663)	339

Profit/(loss) from continuing operations	11	(1,118)	(515)	(902)	(1,589)
Profit/(loss) from discontinued operations, net of tax	-	2	(7)	(28)	(72)

Profit/(loss) for the period	11	(1,116)	(522)	(930)	(1,661)
Non-controlling interests	11	(30)	(47)	(61)	(648)
Preference share and other dividends	-	-	(144)	(124)	(935)

Profit/(loss) attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	22	(1,146)	(713)	(1,115)	(3,244)
Write-down of goodwill and other intangible assets, net of tax	(10)	-	(52)	(10)	(363)

Profit/(loss) attributable to ordinary and B shareholders	12	(1,146)	(765)	(1,125)	(3,607)

For definitions of the notes refer to page 7.
Condensed consolidated statement of comprehensive income
for the quarter and year ended 31 December 2010 - pro forma

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Profit/(loss) for the period (1)	1	(1,116)	(574)	(940)	(2,024)

Other comprehensive (loss)/income
Available-for-sale financial assets (2)	(1,131)	272	619	(361)	1,847
Cash flow hedges	(347)	508	217	198	893
Currency translation	25	(661)	(230)	610	(2,018)
Actuarial gains/(losses) on defined benefit plans	158	-	(3,756)	158	(3,756)

Other comprehensive (loss)/income before tax	(1,295)	119	(3,150)	605	(3,034)
Tax credit/(charge)	387	(252)	844	(15)	406

Other comprehensive (loss)/income after tax	(908)	(133)	(2,306)	590	(2,628)

Total comprehensive loss for the period	(907)	(1,249)	(2,880)	(350)	(4,652)

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(5)	(4)	29	124	160
Preference shareholders	-	-	126	105	878
Paid-in equity holders	-	-	18	19	57
Ordinary and B shareholders	(902)	(1,245)	(3,053)	(598)	(5,747)

	(907)	(1,249)	(2,880)	(350)	(4,652)

Notes:
(1)	Including write-down of goodwill and other intangible assets, net of tax.
(2)	Analysis provided on pages 71, 118 and 181.

Summary consolidated balance sheet at 31 December 2010 - pro forma

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Loans and advances to banks (1)	57,909	60,330	48,777
Loans and advances to customers (1)	502,748	528,049	554,654
Reverse repurchase agreements and stock borrowing	95,119	92,910	76,137
Debt securities and equity shares	239,678	248,165	265,055
Other assets	130,103	150,404	139,659

Funded assets	1,025,557	1,079,858	1,084,282
Derivatives	427,077	548,805	438,199

Total assets	1,452,634	1,628,663	1,522,481

Equity owners	75,132	75,600	77,736
Non-controlling interests	1,424	1,542	2,227
Subordinated liabilities	27,053	27,890	31,538
Bank deposits (2)	65,938	80,186	115,642
Customer deposits (2)	428,599	420,639	414,251
Repurchase agreements and stock lending	114,833	128,752	106,359
Derivatives, settlement balances and short positions	478,076	608,029	472,409
Other liabilities	261,579	286,025	302,319

Total liabilities and equity	1,452,634	1,628,663	1,522,481

Memo: Tangible equity (3)	55,940	56,487	55,104

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Results summary

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	3,365	3,459	3,340	13,838	13,283

Average interest-earning assets	661,380	676,290	730,764	689,958	753,036

Net interest margin
- Group	2.04%	2.05%	1.83%	2.01%	1.76%
- Core
- Retail & Commercial (2)	3.24%	3.23%	3.04%	3.14%	2.89%
- Global Banking & Markets	0.94%	1.14%	0.89%	1.05%	1.38%
- Non-Core	1.10%	1.05%	1.17%	1.16%	0.69%

Notes:
(1)	Refer to further analysis on page 70.
(2)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q4 2010 compared with Q3 2010
•
Group net interest margin (‘NIM’) was 2.04%, stable with the third quarter. Higher margin in Retail and Commercial businesses (1 basis point) was more than offset by increased funding and liquidity costs (-2 basis points). Non-Core margins benefited from some interest recoveries (2 basis points) which were negated by lower money market interest income in GBM (-2 basis points).

•
NIM in the Core Retail & Commercial business improved by 1 basis point, with steady rebuilding of margins in the UK and US Retail businesses. Back book asset margins continue to strengthen as older business written at tighter margins rolled off, while front book asset margins have stabilised. Liability margins remain tight, reflecting robust competition and the Group’s focus on deposit growth.

Q4 2010 compared with Q4 2009
•
Group NIM was 21 basis points higher, as substantial progress in rebuilding asset margins from the trough levels recorded in 2008 and 2009 more than offset higher term funding and liquidity portfolio costs, as well as declining liability margins.

•	Net interest income in the Core Retail & Commercial divisions was up 8%, with NIM up 20 basis points from Q4 2009, reflecting the above factors.

2010 compared with 2009
•	An improvement of 25 basis points in Group NIM reflects expanding asset margins in Core UK Retail and Corporate divisions as well as in the US.

•	The run-off of low-yielding Non-Core assets contributed 7 basis points to the increase in Group NIM.

•
The Group NIM is affected by increased funding costs, with deposit margins still low, and negatively affected by the expansion of the liquidity portfolio, and higher costs arising from the successful execution of the term funding programme.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,604	1,433	1,459	5,983	5,948
Income from trading activities	979	1,432	790	6,138	3,999
Other operating income	26	359	267	1,213	787

Non-interest income (excluding insurance net premium income)*	2,609	3,224	2,516	13,334	10,734
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Total non-interest income	3,881	4,513	3,824	18,462	16,000

* Excludes fair value of own debt impact
Income/(loss) from trading activities	110	(330)	(79)	(75)	(193)
Other operating income	472	(528)	349	249	51

Fair value of own debt	582	(858)	270	174	(142)

Key points

Q4 2010 compared with Q3 2010
•
The increase in net fees and commissions principally reflected an increase in Non-Core general  insurance underwriting income received in respect of legacy policies during Q4 2010. This increase in net fees and commissions is offset by an increase in insurance claims.

•	Income from trading activities declined, principally due to a change in assumption relating to the expected life of several trades and fair value write-downs on property exposures.

•	Other operating income fell, reflecting declines in the fair value of certain Non-Core property exposures.

•
Movements in fair value of own debt (FVOD) increased revenue by £582 million in the quarter. This reflected a widening of the Group’s credit spreads driven by the European sovereign debt crisis and reversed the loss of the previous quarter.

Q4 2010 compared with Q4 2009
•	Non-interest income was stable with the year ago quarter.

2010 compared with 2009
•
Trading revenues in GBM were lower than in 2009, which saw unusually buoyant market conditions as rapidly falling interest rates generated significant revenue opportunities. This was more than offset by the improvement in Non-Core trading losses from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered, monoline spreads tightened and exposures were actively managed. The unwinding of some banking book hedges also helped to reduce trading losses.

•
Movements in FVOD have been volatile from quarter to quarter, but the full year impact was more limited, with FVOD generating a credit of £174 million for 2010 compared with a charge of £142 million in 2009.

RBS Group – Annual Results 2010

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,059	2,166	2,246	8,956	9,081
Premises and equipment	636	596	618	2,276	2,468
Other	938	869	1,075	3,716	3,979

Administrative expenses	3,633	3,631	3,939	14,948	15,528
Depreciation and amortisation	448	465	534	1,762	1,873

Operating expenses	4,081	4,096	4,473	16,710	17,401

General insurance	1,151	1,092	1,304	4,698	4,223
Bancassurance	31	50	17	85	134

Insurance net claims	1,182	1,142	1,321	4,783	4,357

Staff costs as a % of total income	28%	27%	31%	27%	31%

Key points

Q4 2010 compared with Q3 2010
•	Expenses were broadly flat at £4,081 million driven by the benefits of the Group’s efficiency programme offset by higher premises and equipment costs.

•
Insurance net claims were 4% higher, driven by an increase in Non-Core claims related to  legacy business. RBS Insurance claims fell 5%, as bodily injury reserving has stabilised, providing a partial offset.

Q4 2010 compared with Q4 2009
•
Operating expenses fell by 9% compared with Q4 2009 reflecting the realisation of cost saving initiatives, including a fall of 35% in Ulster Bank costs driven by the culmination of its business restructuring and restructuring programme.

•
Insurance claims decreased to £1,182 million driven by the £272 million strengthening of bodily injury reserves in Q4 2009, not repeated in 2010. This was partially offset by the impact of the unusually cold December in 2010.

2010 compared with 2009
•
The main driver of a 4% decrease in operating expenses is the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises.  Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

•
Premises and equipment costs fell by 8% in the year largely driven by efficiency cost savings, significant one-off property impairments recognised in 2009 and country exits following Non-Core disposals.

•
Insurance claims increased 10%, driven by an overall increase in bodily injury reserves, reflecting prior year claims and more claims being settled as periodic payment orders. Severe weather experienced during Q1 and Q4 2010 also drove up claims in the year.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,155	1,908	3,032	9,144	13,090
Securities impairment losses	(14)	45	67	112	809

Group impairment losses	2,141	1,953	3,099	9,256	13,899

Loan impairment losses
- latent	(116)	40	224	(121)	1,184
- collectively assessed	729	748	956	3,070	3,994
- individual assessed customers	1,555	1,120	1,842	6,208	7,878
Customer loans	2,168	1,908	3,022	9,157	13,056
Bank loans	(13)	-	10	(13)	34

Loan impairment losses	2,155	1,908	3,032	9,144	13,090

Customer loan impairment charge as % of gross loans and advances (1)	1.6%	1.4%	2.1%	1.7%	2.3%
- Core	0.9%	0.7%	1.2%	0.9%	1.1%
- Non-Core	4.4%	3.9%	4.6%	4.9%	5.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and includes disposal groups.

Key points

Q4 2010 compared with Q3 2010
•
Total impairments increased by 10% in Q4 2010. The increase was driven by higher specific impairments in Ulster Bank (Core and Non-Core) and UK Corporate. There was a reduction in collective impairments (UK Retail) and a net release of latent provisions overall reflecting a gradual improvement in the underlying credit environment.

•
The increase in Ulster Bank Group’s (Core and Non-Core) quarter-on-quarter impairments of £190 million to £1,165 million reflects higher latent provisions recorded on the mortgage and property portfolios. UK Corporate impairments increased by £61 million, largely driven by a small number of specific impairment cases as well as increases in its collectively assessed portfolios.

Q4 2010 compared with Q4 2009
•	Group impairments fell 31%, driven by the overall improvement in the economic environment.

•
In the Core businesses the largest decreases were in collective impairments (UK Retail), largely driven by lower arrears volumes on the unsecured portfolio, and in GBM, reflecting a general improvement in credit conditions and a release of latent loss provisions.

•	Non-Core specific impairments fell significantly from Q4 2009 levels, in line with the overall improvement in the economic environment.

Results summary (continued)

Key points (continued)

2010 compared with 2009
•	Impairment losses were £9,256 million, compared with £13,899 million in 2009. The 33% decrease reflects an overall improvement in the economic environments in which the Group operates.

•
Impairments fell in all Core businesses, except Ulster Bank Group, which faced an economic environment that remains challenging, with rising default levels across both personal and corporate portfolios.

•	Impairments for Ulster Bank Group (Core and Non-Core) increased to £3,843 million compared with £1,927 million in 2009.

•	A significant proportion of the reduction in Core impairments relates to lower specific and latent provisions in UK Corporate, US Retail & Commercial and GBM.

•
Non-Core impairments fell by 41% in 2010 reflecting the gradual improvement in the economic environment through 2010 and lower specific provisions, alongside a non-repeat of a large single name loss seen in 2009.

Results summary (continued)

Credit market exposures

The table below details the Group’s net credit and other market (losses)/gains for the period.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Credit and other market (losses)/gains (1)	£m	£m	£m	£m	£m

Monoline exposures	(57)	191	(734)	(5)	(2,387)
CDPCs (2)	(38)	(15)	(111)	(141)	(957)
Asset-backed products	33	160	102	235	(288)
Other credit exotics	21	(2)	30	77	(558)
Equities	11	(15)	(13)	(17)	(47)
Banking book hedges	(70)	(123)	(262)	(82)	(1,727)
Other	(78)	(54)	(91)	(455)	(188)

Net credit and other market (losses)/gains	(178)	142	(1,079)	(388)	(6,152)

Notes:
(1)	Included in ‘Income from trading activities’, significantly all in Non-Core.
(2)	Credit derivative product companies.

Key points

Q4 2010 compared with Q3 2010
•
A change in assumptions relating to the expected life of several trades in the structured credit portfolio resulted in a charge of £160 million in respect of monoline exposures in Q4 2010. In addition, gains on disposals and net fair value gains on asset-backed products were smaller in Q4 2010 than in Q3 2010.

Q4 2010 compared with Q4 2009
•
Losses in Q4 2010 were significantly lower than in Q4 2009 as a number of banking book hedges were unwound in 2010 and the restructuring of certain monoline exposures resulted in sizable losses in Q4 2009.

2010 compared with 2009
•
Tightening credit spreads, a recovery in underlying asset prices and gains on sales of asset-backed products during 2010 contributed to significantly lower losses in 2010. Unwinding of some banking book hedges in 2010 also resulted in lower losses. Monoline losses of £2.4 billion in 2009 reflected widening credit spreads and lower recovery rates. CDPC losses were higher in 2009 due to losses on market risk hedges.

•
Other losses include credit valuation and other reserves against derivative counterparties other than monolines and CDPCs. Losses increased due to rating downgrades as well as other losses on specific deals.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Non-operating items	£m	£m	£m	£m	£m

Amortisation of purchased intangible assets	(96)	(123)	(59)	(369)	(272)
Integration and restructuring costs	(299)	(311)	(228)	(1,032)	(1,286)
Gain on redemption of own debt	-	-	-	553	3,790
Strategic disposals	502	27	(166)	171	132
Bonus tax	(15)	(15)	(208)	(99)	(208)
Asset Protection Scheme credit default swap - fair value changes	(725)	(825)	-	(1,550)	-
Gains on pensions curtailment	-	-	2,148	-	2,148

	(633)	(1,247)	1,487	(2,326)	4,304

Key points

Q4 2010 compared with Q3 2010
•	Integration and restructuring costs were £299 million in Q4 2010, compared with £311 million in Q3 2010, as costs relating to country and business exits remain high.

•	Net gains of £502 million were booked on strategic disposals in Q4 2010, with a gain of £837 million on the sale of GMS partially offset by losses on the sale of certain project finance assets.

•
APS is accounted for as a credit derivative, and movements in the fair value of the contract are taken as non-operating items. The charge of £725 million in Q4 2010 reflects improving credit spreads on the portfolio of covered assets, as well as a decrease in covered assets from £205.4 to £194.7 billion.

Q4 2010 compared with Q4 2009
•
Integration and restructuring costs were £299 million in Q4 2010, compared with £228 million in Q4 2009. Costs relating to the ABN AMRO integration have significantly declined although costs relating to country and business exits remain high.

•
Gains of £502 million were booked on strategic disposals in Q4 2010 compared with a loss on disposal of £166 million in Q4 2009. The loss in 2009 primarily related to the sale of part of the Latin American businesses.

2010 compared with 2009
●	The charge for the amortisation of purchased intangible assets increased to £369 million for 2010, reflecting the write down of brands and other intangibles following Non-Core disposals.

•
A gain of £553 million was booked associated with the liability management exercise undertaken in May 2010, through which the Group strengthened its Core Tier 1 capital base by repurchasing existing Tier 1 securities and exchanging selected existing Upper Tier 2 securities for new senior debt securities. A similar series of exchange and tender offers concluded in April 2009 resulted in a gain of £3,790 million.

•
Strategic disposal gains of £171 million primarily reflected the gain on the sale of GMS offset by losses booked in Q2 2010 on the restructuring of the life assurance business and on the sale of a number of Latin American businesses.

Results summary (continued)

Key points (continued)

2010 compared with 2009 (continued)
●	The full year APS charge was £1,550 million (£1,116 million after tax).

●
Pension curtailment gains of £2,148 million were recognised in 2009 arising from changes to prospective pension benefits in the Group’s main UK defined benefit scheme and certain other subsidiary schemes.

Results summary (continued)

Capital resources and ratios	31 December 2010	30 September 2010	31 December 2009

Core Tier 1 capital	£49bn	£48bn	£48bn
Tier 1 capital	£60bn	£59bn	£63bn
Total capital	£65bn	£64bn	£71bn
Risk-weighted assets
- gross	£568bn	£592bn	£566bn
- impact of the Asset Protection Scheme	(£106bn)	(£117bn)	(£128bn)
Risk-weighted assets	£462bn	£475bn	£438bn
Core Tier 1 ratio*	10.7%	10.2%	11.0%
Tier 1 ratio	12.9%	12.5%	14.4%
Total capital ratio	14.0%	13.5%	16.3%

* Benefit of APS in Core Tier 1 ratio is 1.2% at 31 December 2010 (30 September 2010 - 1.2%; 31 December 2009 - 1.6%).

Key points

Q4 2010 compared with Q3 2010
•	Core Tier 1 ratio improved in Q4 by 50 basis points to 10.7% principally reflecting the capital benefit from disposals coupled with reductions in RWAs due to Non-Core disposals.

•	Capital relief arising from APS continued to decline as the run-off of covered assets proceeds.

2010 compared with 2009
•
Over the full year 2010 Core Tier 1 ratio declined by 30 basis points. Core Tier 1 capital increased by £1 billion reflecting the capital benefits from disposals, the conversion of preference shares and the debt buy back coupled with reductions in expected loss and APS first loss deductions. However, RWAs rose by 5%, with significant changes to regulatory requirements and associated modelling changes offsetting the reduction in assets resulting from the Non-Core disposal and run-off programme.

Results summary (continued)

Balance sheet	31 December 2010	30 September 2010	31 December 2009

Total assets	£1,453bn	£1,629bn	£1,522bn
Funded balance sheet	£1,026bn	£1,080bn	£1,084bn
Loans and advances to customers (1)	£503bn	£528bn	£555bn
Customer deposits (2)	£429bn	£421bn	£414bn
Loan:deposit ratio (Core) (3)	96%	101%	104%
Loan:deposit ratio (Group) (3)	117%	126%	135%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.

Key points
•
Total funded assets reduced by £58 billion over the course of 2010. Non-Core’s funded assets fell by £16 billion in Q4 2010, of which £13 billion reflected disposals completed during the quarter. GBM assets fell by £24 billion in Q4, with low trading volumes in Q4 2010 resulting in a reduction in balances pending settlement.

•
Total loans and advances fell by £25 billion in Q4 2010 principally reflecting reductions in GBM and Non-Core. Core Retail & Commercial loans and advances to customers remained stable in Q4 2010 but have risen by £6 billion over the course of 2010, driven by growth in UK mortgages.

•
The Group has been particularly successful in attracting and retaining deposits, with customer deposits growing by £8 billion in Q4 2010 and by £14 billion for the full year. Combined with the loan reduction, the result has been that the Group’s loan to deposit ratio has improved markedly from 135% in December 2009 to 117% at the end of 2010. The Core loan to deposit ratio improved to 96%, from 104% at the end of 2009.

Further discussion of the Group’s funding and liquidity position is included on pages 94 to 100.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary